US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
January 22, 2008
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Terence O’Brien
Branch Chief

RE:	US BioEnergy Corporation
Form 10-K for Year Ended December 31, 2006
File No. 001-33203
Ladies and Gentlemen:
This letter sets forth the response of US BioEnergy Corporation, a South Dakota corporation (the “Company”), to the comment of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 17, 2008 to Richard K. Atkinson, Senior Vice President and Chief Financial Officer of the Company, responding to the Company’s letter to the Staff dated January 7, 2008. For the convenience of the Staff, the Staff’s comment has been included below and is set forth in italics immediately prior to the response from the Company.
Form 10-K for Year Ended December 31, 2006
Note 12: Commitments. Contingencies and Credit Risk. page F-25
1. We note your response to our prior comment 3 with regard to the buildslot contributed to the Grinnell joint venture. Your response indicates there was originally no carrying value assigned to the buildslot prior to your contribution to Grinnell. Please tell us and disclose, in future filings, your accounting policy for buildslots, specifically addressing how you acquire and value your buildslots and the amount of buildslots you currently own. Cite the authoritative guidance that supports your accounting treatment and valuation.

United States Securities and Exchange Commission
January 22, 2008

     On August 1, 2006, the Company and Fagen, Inc. (“Fagen”) entered into agreements that provide the Company with the right to cause Fagen to build for the Company a number of ethanol production facilities per year through 2010 (the “build slots”). The number of build slots covered by these agreements is subject to a Confidential Treatment Request granted by the Staff in connection with the Company’s initial public offering in December 2006. The Company did not pay any consideration to Fagen for the build slots.
     In accordance with Accounting Concepts 6, since no consideration was paid for the Fagen build slots, the Company has not recorded any amount as an asset associated with these build slots. Other than in connection with the acquisition of development stage ethanol companies or companies with an ethanol production facility under construction, the Company has not acquired any other build slots. For acquisitions, the assets of the acquired company, including the build slot or design build agreement, were recorded at fair value and were capitalized as part of the plant construction costs in accordance with FAS 141. No excess build slots were acquired as a result of these acquisitions.
     As discussed in the Company’s January 7, 2008, letter to the Staff, the circumstances surrounding the Company’s sale of the build slot in December 2006 were unique and are not likely to occur again in the future. In light of this and other developments in the ethanol industry that have resulted in readily available ethanol build slots, the Company does not believe that a discussion of the Company’s accounting policy related to the cost of build slots is material to investors, particularly, as discussed above, because the Company has not paid any consideration to Fagen or another builder to acquire build slots and no such build slots are reflected as assets in Company’s financial statements. If in the future, however, circumstances were to change and the Company were to acquire an ethanol build slot from Fagen or another builder for cash or other consideration, the Company would include a discussion of its accounting policy for ethanol build slots in future filings.
     Should the Staff have any questions or comments regarding the foregoing or require additional information, please contact the undersigned at (651) 554-5040.
Very truly yours,

Richard K. Atkinson
Senior Vice President and
Chief Financial Officer,
US BioEnergy Corporation
cc:   Melissa N. Rocha